UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 34-51801 / June 8, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11913

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
AFFINITY INTERNATIONAL TRAVEL	:	REVOKING REGISTRATION BY
SYSTEMS, INC.,	:	DEFAULT AGAINST E-REX, INC.
BIFS TECHNOLOGIES CORP.,	:	
BRANDMAKERS, INC.,	:	
CONSOLIDATED GENERAL CORP.,	:	
E-REX, INC., and	:	
IEMI		

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 27, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP was served on Respondent E-Rex, Inc. (E-Rex), on April 29, 2005, and its answer was due within ten days. See 17 C.F.R. § 201.220(b); OIP at 4. To date, E-Rex has not filed an Answer. On May 18, 2005, the Division of Enforcement filed a motion for default against E-Rex. E-Rex has not filed a response.

        E-Rex is in default for failing to answer the OIP. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations to be true only as to E-Rex.

        E-Rex (CIK 1093159) is a Nevada corporation located in Miami, Florida, with common stock registered with the Commission under Exchange Act Section 12(g). E-Rex is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2002, and has a revoked status with the Secretary of State of Nevada. E-Rex reported assets of $98,315, liabilities of $1,195,837, and a net loss of $1,497,950 for the nine months ending September 30, 2002. E-Rex's common stock was quoted on the Pink Sheets as of February 7, 2005. For the six months ending November 18, 2004, E-Rex had an average trading volume of 147,637 shares.

        Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

E-Rex has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. In view of the above, I find that it is necessary and appropriate for the protection of investors to revoke the registration of each class of E-Rex's securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the securities of E-Rex, Inc., is hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge